UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Completion of Compulsory Acquisition of Ban Leong Technologies Limited and Delisting

As previously announced, the voluntary cash offer (the “Offer”) by Epicsoft Asia Pte. Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of GCL Global Holdings Ltd (the “Company”), to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (“Ban Leong”), excluding shares held in treasury (the “Shares”), closed on July 2, 2025. Subsequently, the Offeror exercised its right of compulsory acquisition to acquire the Shares not acquired under the Offer (“Compulsory Acquisition”). On August 25, 2025, the Offeror made an announcement (the “Announcement”) that it has completed Compulsory Acquisition and that Ban Leong will be officially delisted from the Singapore Stock Exchange effective August 26, 2025. A copy of the Announcement is attached hereto as Exhibit 99.1, and is incorporated by reference.

On August 25, 2025, the Company has also issued a press release in connection with the Announcement. A copy of the press release is attached hereto as Exhibit 99.2.

Exhibits

99.1	Completion of Compulsory Acquisition Announcement made by Epicsoft Asia Pte. Ltd. in Singapore, dated August 25, 2025.
99.2	Press release issued by GCL Global Holdings Ltd, dated August 25, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: August 25, 2025

GCL Global Holdings Ltd

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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